EXHIBIT 99.1

Gildan Announces a C$200 Million Private Placement Financing with CDPQ

Montréal, Wednesday, May 8, 2024 – Gildan Activewear Inc. (GIL: TSX and NYSE) (“Gildan” or the “Company”) announced today that it has reached an agreement to issue CAD$200 million aggregate principal amount of senior unsecured notes to Caisse de dépôt et placement du Québec (“CDPQ”) on a private placement basis. The notes will bear interest at a rate of 6.0% per year and will mature 5 years from the issuance date. Gildan intends to use the net proceeds of the issuance to fund its common share repurchase program and for the repayment of maturing outstanding debt.

Gildan has agreed to maintain strong local leadership and its global headquarters in Québec for a minimum of 7 years, and has committed to becoming a Global Minimum Taxpayer.1

“The refreshed Board and the new CEO of Gildan have the right business plan, clear commitments to keeping its headquarters in Québec and to pay Global Minimum Tax. This is why CDPQ has decided to support the growth of this major Québec company. It’s a first step to a partnership that will expand with our intention to become an important shareholder of the company in this new context,” said Kim Thomassin, Executive Vice-President and Head of Québec at CDPQ.

“We are pleased that given our longstanding relationship, CDPQ, one of Canada’s most admired and successful investors, has decided to make this investment in Gildan. We view it as a strong validation of our Board, management team and ongoing commitment to shareholder value creation,” said Tim Hodgson, Chairman of Gildan Activewear.

“We believe this investment and partnership with CDPQ is a very positive indicator about the strength and potential of the business as well as the refreshed Board and management team. I look forward to leading Gildan from my new home city of Montréal and creating value for all of Gildan’s shareholders,” said Vince Tyra, CEO of Gildan Activewear.

Closing of the transaction is expected to occur on or around June 4, 2024, and will be contingent on successful completion of confirmatory due diligence and other customary closing requirements.

The notes are being offered in Canada on a private placement basis in reliance upon exemptions from the prospectus requirements under applicable securities legislation. The notes have not been and will not be

1 See the Company’s prior disclosure in respect of Global Minimum Tax, including the Company’s May 1, 2024 press release under the heading “2024 Outlook”, accessible at the following link: Gildan Activewear Reports Results for the First Quarter of 2024.

qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of the notes in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws. The notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction, and may not be offered or sold in the United States absent registration under, or an applicable exemption from the registration requirements of, the U.S. Securities Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer to sell or a solicitation of an offer to buy the notes in any jurisdiction where it is unlawful to do so.

Caution Concerning Forward-Looking Statements

Certain statements included in this press release constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to the final terms of the notes, the expected use of proceeds from the transaction, the completion of the transaction and the timing for its completion, the satisfaction of closing conditions to the transaction, Gildan’s intention to maintain its global headquarters in Québec, Gildan paying the Global Minimum Tax, CDPQ’s intention to become a shareholder of Gildan and Gildan’s objectives and strategies to achieve these objectives. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. Forward- looking information involves known and unknown risks and uncertainties, many of which are beyond our control, that could cause actual results to differ materially from those that are disclosed in or implied by such forward-looking information. These risks and uncertainties include, but are not limited to, the risk that the transaction may not be completed and any restrictions imposed by applicable securities laws. We refer you to the Company’s ﬁlings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of our most recent Management’s Discussion and Analysis for a discussion of the various factors that may aﬀect these forward-looking statements. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout such document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward- looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion or projection in such forward-looking information, include, but are not limited to changes in general economic, financial or geopolitical conditions globally or in one or more of the markets we serve, including the pricing and inflationary environment, and our ability to implement our growth strategies and plans, as well as those factors listed in our most recent Management’s Discussion and Analysis under the “Risks and uncertainties” and “Caution regarding forward-looking statements” sections. These factors may cause the Company’s actual performance in future periods to differ materially from any estimates or projections of future performance expressed or implied by such forward-looking information.

There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this press release are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

About Gildan

Gildan is a leading manufacturer of everyday basic apparel. The Company’s product offering includes activewear, underwear and socks, sold to a broad range of customers, including wholesale distributors, screenprinters or embellishers, as well as to retailers that sell to consumers through their physical stores and/or e-commerce platforms and to global lifestyle brand companies. The Company markets its products in North America, Europe, Asia Pacific, and Latin America, under a diversified portfolio of Company-owned brands including Gildan®, American Apparel®, Comfort Colors®, GOLDTOE® and Peds®.

Gildan owns and operates vertically integrated, large-scale manufacturing facilities which are primarily located in Central America, the Caribbean, North America, and Bangladesh. Gildan operates with a strong commitment to industry-leading labour, environmental and governance practices throughout its supply chain in accordance with its comprehensive ESG program embedded in the Company's long-term business strategy. More information about the Company and its ESG practices and initiatives can be found at www.gildancorp.com.

About CDPQ

At CDPQ, we invest constructively to generate sustainable returns over the long term. As a global investment group managing funds for public pension and insurance plans, we work alongside our partners to build enterprises that drive performance and progress. We are active in the major financial markets, private equity, infrastructure, real estate and private debt. As at December 31, 2023, CDPQ’s net assets totalled CAD 434 billion. For more information, visit cdpq.com, consult our LinkedIn or Instagram pages, or follow us on X.

CDPQ is a registered trademark owned by Caisse de dépôt et placement du Québec and licensed for use by its subsidiaries.

Media relations team - Gildan +1 514 343-8814 communications@gildan.com	Media relations team – CDPQ: + 1 514 847-5493 medias@cdpq.com

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